

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weller, Anderson & Co., LTD. formerly Midland Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker ST, Suite 1453
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fenner R. Weller, Jr. (713) 222-1901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

2929 Allen Parkway, 20th Floor	Houston	TX	77019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & Co., LTD., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fenner, R. Weller, Jr., COO

Title

Notary Public


KAREN CASTER
Notary Public, State of Texas
My Commission Expires
April 05, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

WELLER, ANDERSON & CO., LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTENTS

UHY LLP
Certified Public Accountants

2929 Allen Parkway, 20th Floor
Houston, Texas 77019

Phone 713-960-1706
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditor's Report

To the Partners of
Weller, Anderson & Co., Ltd.
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statements of Weller, Anderson & Co., Ltd. (a Texas limited partnership) which comprise the statement of financial condition at December 31, 2012, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Houston, Texas
March 13, 2013

WELLER, ANDERSON & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 1,170,037
Deposit with clearing organizations - cash	400,000
Accounts receivable - clearing broker	31,349
Prepaid expenses and other	17,309
TOTAL CURRENT ASSETS	1,618,695
PROPERTY AND EQUIPMENT, net	3,841
TOTAL ASSETS	$ 1,622,536
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accrued compensation	$ 39,701
Accrued expenses	6,614
TOTAL LIABILITIES	46,315
COMMITMENTS AND CONTINGENCIES	
PARTNERS' CAPITAL	1,576,221
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,622,536

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$ 1,150,280
Interest	8,534
Other	41
TOTAL REVENUES	1,158,855
EXPENSES	
Clearance fees	100,953
Communications	167,121
Occupancy and equipment expenses	65,153
Regulatory fees and expenses	24,383
Salaries and benefits	1,016,801
Taxes - other	46,155
Other operating expenses	138,866
TOTAL EXPENSES	1,559,432
LOSS BEFORE STATE INCOME TAX	(400,577)
STATE INCOME TAX	(2,454)
NET LOSS	$ (403,031)

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2012

Balance at January 1, 2012	$ 2,059,190
Repurchase of partnership interests	(79,938)
Net loss	(403,031)
Balance at December 31, 2012	$ 1,576,221

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (403,031)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	10,995
Changes in operating assets and liabilities:	
Accounts receivable - clearing broker	(31,349)
Prepaid expenses and other	4,931
Accrued compensation	143
Accrued expenses	(6,924)
Deferred rent	(18,762)
NET CASH USED IN OPERATING ACTIVITIES	(443,997)
CASH FLOWS FROM FINANCIAL ACTIVITIES	
Repurchase of partnership interests	(79,938)
NET CASH PROVIDED IN INVESTING ACTIVITIES	(79,938)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(523,935)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,693,972
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,170,037

Noncash information:	
Offset of leasehold improvements and deferred rent	$ 39,350

See accompanying notes to financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President).

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of at least $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k)2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. Estimated useful lives are as follows:

Furniture and equipment	5 - 7 years
Software	3 years
Communication technology	5 years

Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related asset.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of earnings.

The Partnership follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2012, there were no amounts that had been accrued with respect to uncertain tax positions. The Partnership also records tax related interest and penalties as a components of income tax expense.

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on the Partnership's Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. For 2012, $2,454 in state income tax expense was recognized solely attributable to Texas margin tax.

The Partnership incurred no interest and penalties during 2012.

None of the Partnership's income tax returns are under review by the Internal Revenue Service or the State of Texas. The income tax returns for 2008 onwards are open for review.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) (iv) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Partnership had net capital of $1,554,922, which was $1,504,922 in excess of its minimum net capital of $50,000.

NOTE C - PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. During 2012, there were two repurchases of partnership interests totaling $79,938.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

Rent expense attributable to leases (including short-term leases) was approximately $63,200. Future minimum rental commitments under a long-term office space lease agreement for the year ending December 31, 2013 is approximately $14,000.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of:

Furniture and office equipment	$	55,640
Communication technology		3,356
		58,996
Less: accumulated depreciation and amortization		55,155
	$	3,841

Depreciation and amortization expense for the year ended December 31, 2012 was $10,995.

NOTE F - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which, from time to time, may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and has not experienced any losses associated with these accounts.

NOTE G - EMPLOYEE BENEFIT PLAN

The Partnership provides a defined contribution 401(k) Savings and Profit Sharing Plan that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. There were $7,602 of contributions made by the Partnership in 2012.

NOTE H - SUBSEQUENT EVENTS

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2012 through March 13, 2013, which is the date the financial statements are available for issuance, and has determined that there are no events that require disclosure.